Exhibit 99.8
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of Norbord Inc.

We consent to the inclusion in this annual report on Form 40-F:

•
our Report of Independent Registered Public Accounting Firm dated February 4, 2020, addressed to the shareholders and the board of directors of Norbord Inc. (the “Company”), on the consolidated financial statements of the Company comprising the consolidated balance sheets as of December 31, 2019 and December 31, 2018, the related consolidated statements of (loss) earnings, comprehensive (loss) income, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2019, and the related notes; and

•	our Report of Independent Registered Public Accounting Firm dated February 4, 2020 on the effectiveness of internal control over financial reporting as of December 31, 2019,

each of which is contained in this annual report on Form 40-F of the Company for the fiscal year ended December 31, 2019.

We also consent to the incorporation by reference in the Registration Statements on Form F-3 (No. 333-220258), on Form F-10 (No. 333-230459), on Form S-8 (No. 333-211895) and on Form S-8 (No. 333-213179) of Norbord Inc.

/s/ KPMG LLP
Chartered Professional Accountants, Licensed Public Accountants

February 5, 2020
Vaughan, Canada